Exhibits 99.1

Zai Lab Appoints Lonnie Moulder to Board of Directors

SHANGHAI, China, and SAN FRANCISCO, January 14, 2020 (GLOBE NEWSWIRE) -- Zai Lab Limited (NASDAQ: ZLAB), a China and U.S.-based innovative commercial stage biopharmaceutical company, today announced the appointment of Lonnie Moulder to its Board of Directors.

"We are delighted to welcome Lonnie Moulder to our Board of Directors," said Dr. Samantha Du, Founder and Chief Executive Officer of Zai Lab. "Lonnie is a seasoned leader with a proven track record of bringing novel therapeutics to patients and value creation within the biopharmaceutical sector. We look forward to his strategic insight as we advance our broad pipeline of innovative products and prepare for our first commercial launches in China."

“I am excited to work with Zai’s leadership team and fellow directors as the Company rapidly progresses to a leading, fully-integrated biopharmaceutical company,” said Mr. Moulder. “Zai has been delivering on its mission to bring transformative medicines to patients in China and around the world, and I look forward to contributing to the Company’s continued success.”

Mr. Moulder is the Founding General Partner of Tellus BioVentures, a life sciences investment fund. He co-founded TESARO and served as its Chief Executive Officer and Director from 2010 through its acquisition by GlaxoSmithKline in January 2019. While at TESARO, the company developed and successfully launched Zejula®. He previously served as President, Chief Executive Officer and Director of Abraxis BioScience. In 2008, Mr. Moulder served as Vice Chairman of Eisai Corporation of North America following Eisai’s acquisition of MGI Pharma, where he served as Chief Executive Officer and led its development into a fully integrated biopharmaceutical company.

In addition to serving on the Board of Directors of Zai Lab, Mr. Moulder currently serves on the Board of Directors of Aegle Therapeutics, Dianthus Therapeutics, TamuroBio and Trevena. He is a Trustee of Temple University and has previously served on the Board of Directors of Cubist Pharmaceuticals and the Biotechnology Innovation Organization (BIO). Mr. Moulder received a Pharmacy degree from Temple University and an MBA from The University of Chicago Booth School of Business.

About Zai Lab

Zai Lab (NASDAQ: ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China's pharmaceutical market and addressing unmet medical needs. Zai Lab's vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners' and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations and other statements containing words such as "anticipates", “believes”, "expects", “plan” and other similar expressions. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab's expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, and (5) other factors discussed in Zai Lab's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab
Billy Cho, CFO
+86 137 6151 2501
billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.
Burns McClellan, on behalf of Zai Lab
212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni
Endurance Advisors, on behalf of Zai Lab
415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com

Zai Lab Limited